Exhibit 99(j)
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Post-Effective Amendment No. 3 to Registration Statement No. 333-140930 on Form N-1A of our report dated December 26, 2008, relating to the financial statements and financial highlights of Morgan Stanley FX Series Funds (the “Fund”), comprising The FX Alpha Strategy Portfolio and The FX Alpha Plus Strategy Portfolio (together the “Portfolios”) appearing in the Annual Report on Form N-CSR of the Fund for the year ended October 31, 2008, and to the references to us on the cover page of the Statement of Additional Information and under the captions “Financial Highlights” in the Prospectus and “Custodian and Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.
/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
New York, New York
February 25, 2009